UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

( Amendment No. 2)

Under the Securities Exchange Act of 1934

VENAXIS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

92262A206

(CUSIP Number)

Robert Ladd

Chief Executive Officer

 MGT Capital Investments, Inc.

500 Mamaroneck Avenue, Suite 320,

Harrison, NY 10528

(914) 630-7430

Copies to:

Jay M. Kaplowitz, Esq.

Sichenzia Ross Friedman Ference LLP
61 Broadway

New York, NY 10006

 212 930 9700

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92262A206

1	Names of reporting persons MGT Capital Investments, Inc.

2	Check the appropriate box if a member of a group (a) [X] (b) [ ]

3	SEC use only

4	Source of funds WC

5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0

12	Check if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11)

0

14	Type of reporting person

CO

CUSIP No. 92262A206

1	Names of reporting persons Robert B. Ladd

2	Check the appropriate box if a member of a group (a) [X] (b) [ ]
3	SEC use only

4	Source of funds PF

5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 82,383
	8	Shared voting power 0
	9	Sole dispositive power 82,383
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 82,383
12	Check if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11) 2.12%[1]
14	Type of reporting person IN

1. Calculated based on 3,876,961 shares of the Common Stock outstanding as of August 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the SEC on August 10, 2016

Explanatory Notes

This Amendment No. 2 further amends and supplements the Schedule 13D and Schedule 13D/A filed with the Securities and Exchange Commission on May 18, 2016 (the “Original Filing”) and May 19, 2016 (“Amendment No. 1), respectively, relating to the common stock, no par value (the “Common Stock”), of Venaxis, Inc. a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1585 South Perry Street, Castle Rock, Colorado 80104.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 4.

Item 4 of the Original Filing is hereby amended as follows:

MGT Capital Investment, Inc. (the “Company”) sold all of its 112,000 shares of Common Stock of the Issuer at $3.70 per share for aggregate proceeds of $414,600.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended as follows:

(a) The aggregate number and percentage of the subject class of securities beneficially owned by each reporting person (and those securities for which such reporting person has a right to acquire, if any, are identified) as stated in items 11 and 13 on such reporting person’s cover page hereto or otherwise herein, is based on 3,876,961 shares of the Common Stock outstanding as of August 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the SEC on August 10, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGT Capital Investment Inc.

Date:	September 2, 2016	By:	/s/ Robert B. Ladd
		Name:	Robert B. Ladd
		Title:	President and Chief Executive Officer

Robert B. Ladd

Date:	September 2, 2016	By:	/s/ Robert B. Ladd
		Name:	Robert B. Ladd